SECI 

16013186

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**ANNUAL AUDITED REPORT**
SEC **FORM X-17A-5**
Mail Processing **PART III**
Section



| SEC FILE NUMBER |
| --- |
| **8 – 66854** |

FEB 29 2016 **FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Washington DC
409

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SMF TRADING INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET , 38TH FLOOR
(No. And Street)

| New York | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE CALLAHAN 212-531-8500
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN:JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 5 WEST 37TH STREET, 4TH FLOOR | NEW YORK | NY | 10018 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, MOSHE ENGELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMF TRADING, INC., as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE MUNOZ
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01MU6333628
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 11-30-2019

Notary Public 2/24/2016

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of change in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
SMF Trading Inc:

We have audited the accompanying statement of financial condition of SMF Trading Inc (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

***Auditor's Responsibility***

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SMF Trading Inc as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 27, 2016

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 17,507 |
| Due from clearing broker | | 204,976 |
| Receivable from customers | | 50,573 |
| Receivable from Parent | | 550,000 |
| Receivable from related party | | 20,968 |
| Other assets | | 21,562 |
| TOTAL ASSETS | $ | 865,586 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 131,290 |
| TOTAL LIABILITIES | | 131,290 |
| Stockholder's equity: | | |
| Common stock no par value, 200 shares authorized, 10 shares issued and outstanding | | 20,000 |
| Additional paid - in capital | | 1,426,759 |
| Accumulated deficit | | (712,463) |
| TOTAL STOCKHOLDER'S EQUITY | | 734,296 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 865,586 |

The accompanying notes are an integral part of this financial statement.

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SMF Trading Inc, (the "Company") began operations under the current management in January 2015. The Company, D/B/A World-Xecution Strategies as of October 3, 2012, is a broker-dealer registered with the Securities Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an agency only broker-dealer earning commissions from accounts introduced on a fully disclosed basis. The Company is a New York Corporation and, as of September 11, 2013, is wholly owned by World-X Holdings, LLC (the "Parent"). The Company will continue indefinitely, unless terminated sooner by Management.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax asset of $205,799 at December 31, 2015 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $205,799 as the ultimate realization of these benefits is uncertain. The Company had federal net operating loss carry forwards of $471,490 as of December 31, 2015 which begin to expire in 2032.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financials statements.

NOTE 4. DUE FROM CLEARING BROKER

Amounts receivable from clearing organizations at December 31, 2015 consist of the following:

| | |
|---|---|
| Due from clearing broker | $204,976 |

The Company clears certain of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 5. RELATED PARTIES

The company executed the customer orders through an entity affiliated through common ownership, the execution fee for the year ended December 31, 2015 was $255,069 which is included in "Floor brokerage exchange and clearance fees" on the Statement of Operations.

At December 31, 2015 the Company had a receivable from parent of $550,000 and a receivable from a different related party of $20,968 as shown on the Statement of Financial Condition.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

## NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $91,193, which was $82,440 in excess of its required net capital of $8,753. The Company's net capital ratio was 1.44 to 1.

## NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated by management and no events have been identified which require disclosure.

# SMF TRADING, INC.
# D/B/A WORLD-XECUTION STRATEGIES
# A WHOLLY OWNED SUBSIDIARY OF
# WORLD-X HOLDINGS, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2015

February 29, 2016

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

RE: SMF Trading Inc. / D/B/A World-Xecution Strategies
CRD # 134645 SEC # 8-66854

Dear Sir or Madam:

Enclosed are two copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

- Two (2) Copies of Financial Statements and Supplementary Information as of December 31, 2015, Exemption Report from Rule 15c3-3 Pursuant to Rule 17-a5(d)(1) and (4), and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

- Two (2) copies of Statement of Financial Condition as of December 31, 2015.

It is our understanding that the company's financial statements and supplementary schedules, which are bound separately from the statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Enclosures: